PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO.7 DONG SANHUAN ZHONGLU
CHAO YANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
FACSIMILE (86-10) 6530-9070/9080

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

WRITER'S DIRECT DIAL NUMBER
(212) 373-3309

WRITER'S DIRECT FACSIMILE
(212) 492-0309

WRITER'S DIRECT E-MAIL ADDRESS
rrusso@paulweiss.com

August 16, 2006

Securities and Exchange Commission
100 F Street, Northeast
Washington, DC 20549
Attention: Filing Desk

Swiss Reinsurance Company
File No. 82-4248

Ladies and Gentlemen:

Enclosed on behalf of Swiss Reinsurance Company (the "Company") is a copy of the Company's Interim Report for the six months ended June 30, 2006, together with a related letter delivered to shareholders. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (212) 373-3309 if you have any questions regarding this filing.

Please acknowledge acceptance of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Raphael M. Russo

cc: Andre Pfanner, Esq., Swiss Reinsurance Company
Mark S. Bergman, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, LLP

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO.7 DONG SANHUAN ZHONGLU
CHAO YANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
FACSIMILE (86-10) 6530-9070/9080

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

WRITER'S DIRECT DIAL NUMBER
(212) 373-3309

WRITER'S DIRECT FACSIMILE
(212) 492-0309

WRITER'S DIRECT E-MAIL ADDRESS
rrusso@paulweiss.com

August 16, 2006

SEC MAIL PROCESSING
RECEIVED
AUG 16 2006
WASH, D.C. 156 SECTION

Securities and Exchange Commission
100 F Street, Northeast
Washington, DC 20549
Attention: Filing Desk

Swiss Reinsurance Company
File No. 82-4248

Ladies and Gentlemen:

Enclosed on behalf of Swiss Reinsurance Company (the "Company") is a copy of the Company's Interim Report for the six months ended June 30, 2006, together with a related letter delivered to shareholders. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (212) 373-3309 if you have any questions regarding this filing.

Please acknowledge acceptance of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Raphael M. Russo

cc: Andre Pfanner, Esq., Swiss Reinsurance Company
Mark S. Bergman, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, LLP

Swiss Re

Interim Report 2006
Shareholders' letter

Key information

News first half 2006

- Net income of CHF 1.6 billion up 16%; all businesses contributing strongly; EPS of CHF 4.92
- Good return on investments at 5.3% (annualised)
- Non-life combined ratio improved to 92.7%
- Life & Health return on operating revenues increased to 11.0%
- *Return on equity* 13.9% *(annualised)*; shareholders' equity up 18% to CHF 27.1 billion, reflecting earnings and recent capital raising
- Insurance Solutions acquisition completed and integration well on track

Key figures (unaudited)

CHF millions unless otherwise stated	First half 2005	**First half 2006**	Change in %
Non-life business[1]			
Premiums earned	8166	**8346**	2
Combined ratio, traditional business (in %)	94.9	**92.7**	
Life & Health business			
Premiums earned	4998	**5454**	9
Return on operating revenues (in %)	9.5	**11.0**	
Financial Services business			
Total revenues	709	**917**	29
Return on total revenues, fee business (in %)	12.5	**13.3**	
Group			
Premiums earned	13175	**13815**	5
Net income	1353	**1566**	16
Earnings per share (in CHF)	4.37	**4.92**	13
Shareholders' equity (31.12.2005/30.6.2006)	22929	**27066**	18
Return on equity (in %), annualised	13.0	**13.9**	
Return on investments (in %), annualised	5.2	**5.3**	
Number of employees (31.12.2005/30.6.2006)	8882	**11176**	26

[1] Including Property & Casualty and Credit Solutions.

Share performance

Market information as of 31 July 2006	
Share price (in CHF)	88.50
Market capitalisation (in CHF millions)	31702
Number of shares entitled to dividend	358212933

Performance (in %)	1996–31 July 2006 (p.a.)	Year to 31 July 2006
Swiss Re	4.4	–5.5
Swiss Performance Index	10.6	7.5
DJ Stoxx Insurance Index	4.7	2.9



200 Share price in CHF (logarithmic scale)
Annual performance in %
100
50
20
100
75
50
25
0
–25
–50
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006*
— Swiss Re — Swiss Performance Index — DJ Europe STOXX Insurance Index
* Year to 31 July 2006

Cautionary note on forward-looking statements/Information

Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- the impact of completed and future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction, including the ability to efficiently and effectively integrate the former GE Insurance Solutions operations into our own;
- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Important dates
1 March 2007
Annual results 2006

20 April 2007
143rd Annual General Meeting

7 August 2007
Interim results 2007

Contact addresses

Investor Relations
Susan Holliday
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Title:
Interim Report 2006
Shareholders' letter

Original version in English

The Interim Report 2006 Shareholders' letter is available in English, German and French.

A PDF version of the Interim Report 2006 is available for download in English, German and French at: www.swissre.com/interimreport

CCHCC, 8/06, 3800 en

Recent months have seen a few changes in executive management. We are very proud to welcome Roger W. Ferguson, who joined us in June from the US Federal Reserve where he served as Vice Chairman of the Board of Governors. Roger will succeed Jacques Dubois in the position of Chairman of Swiss Re America Holding Corporation as well as member of the Executive Board. Roger's outstanding experience in financial markets will provide further support to our leading position in the US.

Jacques Dubois will retire at the end of 2006. Most recently, Jacques was a driving force behind the Insurance Solutions acquisition and a vital agent in bringing it to fruition.

In June, Martyn Parker was appointed Head of the Asia-Pacific region, based in Hong Kong. He has held various senior international positions within the company and joined the Executive Board in September 2005; Martyn's international experience and skills are important assets for our growth strategy in Asia.

We are also very pleased that Alberto Izaga, who joined us as part of Insurance Solutions, has succeeded Martyn as Head of Life & Health Products and joined the Executive Board. Alberto brings with him proven managerial talent as well as deep experience in life and health business.

Given attractive prices and higher interest rates, Swiss Re's outlook for the remainder of 2006 is positive, however further one-off restructuring charges in the second half of 2006 are to be expected. We maintain our focus on economic profit growth and actively managing our capital, particularly through continued risk transfer to the capital markets of both assets and liabilities. On this foundation we will enlarge our market scope, both organically and through acquisitions when and where we see profitable opportunities. Scale means nothing in itself: but scale and expertise combined give Swiss Re the power to reach new clients and markets, generating growing earnings for our shareholders.

Zurich, 4 August 2006

Peter Forstmoser
Chairman of the Board of Directors

Jacques Aigrain
Chief Executive Officer

Fellow shareholders, ladies and gentlemen

We are pleased to report a successful first half of 2006. Swiss Re's net income increased 16% compared to the first six months of 2005 to CHF 1.6 billion, or CHF 4.92 per share. Return on equity was 13.9% while shareholders' equity increased 18% in the first six months of the year reflecting both earnings and the capital raised to fund part of the Insurance Solutions acquisition. All businesses are performing well.

Our sharp focus on underwriting quality and economic profit growth is bearing fruit. At the same time, Swiss Re's diversification and prudent reserving, along with the transfer of peak risks to capital markets, have reinforced the quality and stability of our earnings. Together, these factors will help us drive our capital efficiency, improving our return on equity and lowering our cost of capital.

Operating income for Property & Casualty business increased 51% to CHF 1.9 billion, reflecting strong underwriting results and higher investment return as interest rates have risen. Swiss Re benefited from attractive market conditions for natural catastrophe exposures and provided much needed capacity to our clients, while increasing our exposure hedging activities. Successor, the natural catastrophe programme announced in early June, has given Swiss Re USD 950 million of peak risk protection, underpinning our strong commitment to astute intermediation as an efficient means of strengthening our balance sheet and ensuring reliability of earnings.

Life & Health business continues to perform well. Return on operating revenues was 11.0% for the first half of 2006, compared to 9.5% for the same period last year.

Financial Services grew its revenues by 29% and reported an operating income of CHF 160 million on the back of successful Credit Solutions renewals and strong fee business results.

Swiss Re's asset managers successfully navigated the challenging financial markets and delivered investment income of CHF 2.8 billion. We gained from rising interest rates, active management of credit risks, and effective protection of equity positions. Our return on investments was 5.3% on an annualised basis.

We are excited to have completed the acquisition of Insurance Solutions from General Electric on 9 June 2006, which will give further momentum to our earnings potential and add about 18% to our business volume, while furthering our client reach.

This transaction makes Swiss Re the most-diversified global reinsurer. It closely complements our existing business profile while extending our franchise, client base and product offering. We are moving swiftly to integrate the operations of Insurance Solutions and to build a solid foundation for continued joint success. As functions and teams are merged, we will reduce offices and staff in a number of locations. We regret that this streamlining will impact the workforce, as it is not achievable only through early retirements and natural attrition. Swiss Re will ensure that these changes are conducted in a socially responsible manner. The streamlining will result in material cost synergies over the next 18 months and we are convinced that it is essential to ensuring the Group's continued competitiveness.

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
8022 Zurich
Switzerland

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

Interim Report 2006



Key information

News first half 2006

- Net income of CHF 1.6 billion up 16%; all businesses contributing strongly; EPS of CHF 4.92
- Good return on investments at 5.3% (annualised)
- Non-life combined ratio improved to 92.7%
- Life & Health return on operating revenues increased to 11.0%
- Return on equity 13.9% (annualised); shareholders' equity up 18% to CHF 27.1 billion, reflecting earnings and recent capital raising
- Insurance Solutions acquisition completed and integration well on track

Key figures (unaudited)

CHF millions unless otherwise stated	First half 2005	**First half 2006**	Change in %
Non-life business[1]			
Premiums earned	8166	**8346**	2
Combined ratio, traditional business (in %)	94.9	**92.7**	
Life & Health business			
Premiums earned	4998	**5454**	9
Return on operating revenues (in %)	9.5	**11.0**	
Financial Services business			
Total revenues	709	**917**	29
Return on total revenues, fee business (in %)	12.5	**13.3**	
Group			
Premiums earned	13175	**13815**	5
Net income	1353	**1566**	16
Earnings per share (in CHF)	4.37	**4.92**	13
Shareholders' equity (31.12.2005/30.6.2006)	22929	**27066**	18
Return on equity (in %), annualised	13.0	**13.9**	
Return on investments (in %), annualised	5.2	**5.3**	
Number of employees (31.12.2005/30.6.2006)	8882	**11176**	26

[1] Including Property & Casualty and Credit Solutions.

Share performance

Market information as of 31 July 2006	
Share price (in CHF)	88.50
Market capitalisation (in CHF millions)	31702
Number of shares entitled to dividend	358212933

Performance (in %)	**1996–31 July 2006 (p.a.)**	**Year to 31 July 2006**
Swiss Re	4.4	−5.5
Swiss Performance Index	10.6	7.5
DJ Stoxx Insurance Index	4.7	2.9



200 Share price in CHF (logarithmic scale)
Annual performance in %
100
50
20
100
75
50
25
0
−25
−50
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006*
— Swiss Re — Swiss Performance Index — DJ Europe STOXX Insurance Index
* Year to 31 July 2006

Contents

Letter to shareholders

Fellow shareholders, ladies and gentlemen

We are pleased to report a successful first half of 2006. Swiss Re's net income increased 16% compared to the first six months of 2005 to CHF 1.6 billion, or CHF 4.92 per share. Return on equity was 13.9% while shareholders' equity increased 18% in the first six months of the year reflecting both earnings and the capital raised to fund part of the Insurance Solutions acquisition. All businesses are performing well.

Our sharp focus on underwriting quality and economic profit growth is bearing fruit. At the same time, Swiss Re's diversification and prudent reserving, along with the transfer of peak risks to capital markets, have reinforced the quality and stability of our earnings. Together, these factors will help us drive our capital efficiency, improving our return on equity and lowering our cost of capital.

Operating income for Property&Casualty business increased 51% to CHF 1.9 billion, reflecting strong underwriting results and higher investment return as interest rates have risen. Swiss Re benefited from attractive market conditions for natural catastrophe exposures and provided much needed capacity to our clients, while increasing our exposure hedging activities. Successor, the natural catastrophe programme announced in early June, has given Swiss Re USD 950 million of peak risk protection, underpinning our strong commitment to astute intermediation as an efficient means of strengthening our balance sheet and ensuring reliability of earnings.

Life&Health business continues to perform well. Return on operating revenues was 11.0% for the first half of 2006, compared to 9.5% for the same period last year.

Financial Services grew its revenues by 29% and reported an operating income of CHF 160 million on the back of successful Credit Solutions renewals and strong fee business results.

Swiss Re's asset managers successfully navigated the challenging financial markets and delivered investment income of CHF 2.8 billion. We gained from rising interest rates, active management of credit risks, and effective protection of equity positions. Our return on investments was 5.3% on an annualised basis.

We are excited to have completed the acquisition of Insurance Solutions from General Electric on 9 June 2006, which will give further momentum to our earnings potential and add about 18% to our business volume, while furthering our client reach.

This transaction makes Swiss Re the most-diversified global reinsurer. It closely complements our existing business profile while extending our franchise, client base and product offering. We are moving swiftly to integrate the operations of Insurance Solutions and to build a solid foundation for continued joint success. As functions and teams are merged, we will reduce offices and staff in a number of locations. We regret that this streamlining will impact the workforce, as it is not achievable only through early retirements and natural attrition. Swiss Re will ensure that these changes are conducted in a socially responsible manner. The streamlining will result in material cost synergies over the next 18 months and we are convinced that it is essential to ensuring the Group's continued competitiveness.

Recent months have seen a few changes in executive management. We are very proud to welcome Roger W. Ferguson, who joined us in June from the US Federal Reserve where he served as Vice Chairman of the Board of Governors. Roger will succeed Jacques Dubois in the position of Chairman of Swiss Re America Holding Corporation as well as member of the Executive Board. Roger's outstanding experience in financial markets will provide further support to our leading position in the US.

Jacques Dubois will retire at the end of 2006. Most recently, Jacques was a driving force behind the Insurance Solutions acquisition and a vital agent in bringing it to fruition.

In June, Martyn Parker was appointed Head of the Asia-Pacific region, based in Hong Kong. He has held various senior international positions within the company and joined the Executive Board in September 2005; Martyn's international experience and skills are important assets for our growth strategy in Asia.

We are also very pleased that Alberto Izaga, who joined us as part of Insurance Solutions, has succeeded Martyn as Head of Life & Health Products and joined the Executive Board. Alberto brings with him proven managerial talent as well as deep experience in life and health business.

Given attractive prices and higher interest rates, Swiss Re's outlook for the remainder of 2006 is positive, however further one-off restructuring charges in the second half of 2006 are to be expected. We maintain our focus on economic profit growth and actively managing our capital, particularly through continued risk transfer to the capital markets of both assets and liabilities. On this foundation we will enlarge our market scope, both organically and through acquisitions when and where we see profitable opportunities. Scale means nothing in itself: but scale and expertise combined give Swiss Re the power to reach new clients and markets, generating growing earnings for our shareholders.

Zurich, 4 August 2006

Peter Forstmoser
Chairman of the Board of Directors

Jacques Aigrain
Chief Executive Officer

Strong underlying performance across all businesses and a good investment result generated net income of CHF 1.6 billion in the first half of 2006.

Swiss Re reported net income of CHF 1.6 billion in the first half of 2006, representing a 16% increase compared to the same period of the previous year.

The results of Insurance Solutions, acquired from General Electric, have been included in Swiss Re's results. However, with less than three weeks of trading, the impact is small on the overall performance of Swiss Re for the first six months of the year, other than an approximate 2.5% increase in total revenues.

Group results

The US dollar strengthened 6% while the euro remained stable against the Swiss franc compared to the average exchange rates for the same period in 2005. As Swiss Re's business is global, currency fluctuations impact the comparison of year-on-year reported figures.

Premiums earned rose 5% to CHF 13.8 billion in the first half of 2006. Excluding currency exchange effects, premiums remained stable.

Property & Casualty premiums earned were CHF 7.8 billion, down 3% at constant exchange rates compared to the first half of 2005. This decrease is mainly due to higher client retentions and lower demand for non-traditional products.

Life & Health premiums grew 4% at constant rates to CHF 5.5 billion; growth in new traditional business in the United States was partly offset by the effect of securitisation transactions. Excluding this impact, underlying growth was 5%.

Premiums in Credit Solutions rose to CHF 0.5 billion, up 21% at constant exchange rates compared to the same period in 2005 due to successful expansion of Swiss Re's leading position in a strong credit market.

Net investment income was CHF 2.8 billion, compared to CHF 2.5 billion in the first half of 2005: a 7% increase at constant exchange rates. This is mainly due to investment in higher yielding bonds as interest rates rose, and growth in the overall portfolio.

Trading and other revenues increased to CHF 287 million, compared to CHF 275 million in the first half of 2005, reflecting revenue growth in Financial Services fee business, partially offset by net trading expenses.

Claims and claim adjustment expenses, along with life and health benefits, were lower at CHF 10.2 billion in the first half of 2006 compared to CHF 10.4 billion in the first half of 2005. Adjusted for currency exchange effects, claims were 6% lower. Property and casualty claims improved by 10%, reflecting improved experience especially in the casualty lines. Life and health benefits decreased by 4%, reflecting good experience in Admin Re℠ and traditional health business.

Acquisition costs rose by 9% to CHF 3.0 billion, from CHF 2.7 billion in the same period last year. Adjusting for currency exchange effects, the increase was 5%, reflecting higher profit sharing.

Amortisation of goodwill increased 11% compared to the first half of 2005. Adjusting for currency exchange effects, the increase was 5%, as a result of the Insurance Solutions acquisition.

Administrative costs rose to CHF 1.5 billion reflecting higher social security benefit costs, first time inclusion of Insurance Solutions and higher variable costs in the Financial Services fee business due to strong revenue growth. Other operating

CHF millions	First half 2005	**First half 2006**	Change in %
Revenues			
Premiums earned	13 175	**13 815**	5
Net investment income	2 517	**2 836**	13
Net realised investment gains	521	**314**	–40
Other revenues including trading revenues and fees	275	**287**	4
Total revenues	16 488	**17 252**	5
Expenses			
Claims and claim adjustment expenses; life and health benefits	–10 356	**–10 199**	–2
Acquisition costs	–2 700	**–2 953**	9
Amortisation of goodwill	–133	**–147**	11
Other operating costs and expenses	–1 446	**–1 892**	31
Administrative costs	–1 222	**–1 520**	24
Restructuring costs	0	**–87**	
Financing and other costs	–224	**–285**	27
Total expenses	–14 635	**–15 191**	4
Operating income	1 853	**2 061**	11
Income tax expense	–500	**–495**	–1
Net income	1 353	**1 566**	16
Total shareholders' equity	22 929	**27 066**	18

costs rose to CHF 285 million reflecting higher financing costs related to the Insurance Solutions acquisition.

The Group's effective tax rate was 24.0% at the end of June 2006, compared to 27.0% for the same period of the previous year.

Net income was CHF 1.6 billion, compared to a net income of CHF 1.4 billion in the first half of 2005, reflecting the strong operating performance.

Shareholders' equity increased to CHF 27.1 billion at the end of June 2006, from CHF 22.9 billion at the end of 2005. The increase was mainly attributable to the equity offering in conjunction with the Insurance Solutions financing, and strong earnings, partly offset by currency exchange effects. Annualised return on equity was 13.9%, compared to 13.0% in the first half of 2005.

Investments

Swiss Re delivered a good return on investments of 5.3% despite a challenging market environment.

Investments including cash equivalents grew by 20% in Swiss franc terms from CHF 123 billion at year end 2005 to CHF 147 billion, including CHF 32 billion in investments related to Insurance Solutions. The overall investment result was CHF 3.2 billion, up 4% over the same period last year.

With the closing of the Insurance Solutions acquisition in June, Swiss Re's overall gross asset allocation remained almost unchanged from year end 2005, with 7% in equity securities and 84% in fixed income. However, hedging transactions within the equity portfolio meant that the net asset allocation was somewhat more defensive.

Fixed income

Bond yields rose in most major economies during the first half of 2006. Consequently, Swiss Re extended durations for most of its non-life fixed income portfolios. In the US, durations were lengthened from 4.8 years to 5.6 years and European durations increased from 3.6 years at the end of 2005 to 4.5 years at the end of June 2006.

Swiss Re does not expect credit spreads to tighten significantly and therefore reduced exposure to corporate bonds to CHF 17.7 billion in June 2006 from CHF 21.0 billion at the end of 2005 by selling credit securities and reinvesting in US treasury and agency bonds and mortgages. The Insurance Solutions acquisition added CHF 8.9 billion of corporate bonds, increasing the total gross exposure to corporate bonds to CHF 26.6 billion at the end of June 2006. However, the Group purchased default swaps on investment grade indices to reduce the net corporate bond exposure to CHF 20.6 billion, with the majority of the protection in the A and BBB ratings. Towards the end of June, Swiss Re began to reduce the holdings of municipal bonds in the Insurance Solutions portfolio to improve the overall return of the portfolio.

The average running yield of Swiss Re's bond portfolio was 4.7% for the first half of 2006.

Net investment income from fixed income securities increased by 16% to CHF 2.5 billion, from CHF 2.2 billion in the first half of 2005. Net realised losses were CHF 92 million in the first half of 2006, compared to realised gains of CHF 269 million in the same period in 2005. Net unrealised gains of CHF 1.9 billion at the end of 2005 shifted to an unrealised loss of CHF 1.7 billion at the end of June 2006 due to rising interest rates. However, as a major portion of the previous unrealised gains on bonds was matched by duration to the life and health liabilities, the market movements had little economic impact.

Equities

After a strong performance during the first four months of 2006, equity markets entered a period of increased volatility. Swiss Re successfully protected its balance sheet through equity derivative instruments both before and during the market decline. This led to a decrease in the net equity exposure from CHF 8.4 billion at the end of 2005 to CHF 7.9 billion at the end of June 2006.

While Swiss Re continued to favour the European market during the reporting period, the exposure to Asian equities was tactically lowered, and appetite for US equities increased, especially in energy, health care and financial stocks.

Net gains of CHF 425 million were realised, compared to CHF 159 million in the first half of 2005, mainly due to the gains captured before the second quarter market decline. The value of net unrealised gains decreased to CHF 0.9 billion at the end of June 2006 from CHF 1.1 billion at the end of 2005.

Investment expenses

Interest charges on deposits increased due to the rise in interest credited to third parties in securitisation transactions.

Investment results

CHF millions	First half 2005	**First half 2006**	Change in %
Net investment income	2517	**2836**	13
Fixed income	2159	**2501**	16
Equities	113	**159**	41
Other asset classes	572	**551**	–4
Investment expenses	–327	**–375**	15
Thereof: Internal management expenses	–77	**–82**	6
Interest credited on securitisations	–53	**–126**	138
Net realised investment gains	521	**314**	–40
Fixed income	269	**–92**	–134
Equities	159	**425**	167
Other asset classes	93	**–19**	–120
Total	3038	**3150**	4
Return on investments (in %)[1]	5.2	**5.3**	

[1] *Return calculated using average exchange rates and Swiss Re stand alone*

Key events

21 April 2006
At Swiss Re's 142nd Annual General Meeting, shareholders approved the company's 2005 financial statements, with net income after tax of CHF 1.5 billion. They voted in favour of the Board of Directors' proposal to increase the 2005 dividend by 56% to CHF 2.50 per share. Peter Forstmoser, Chairman of the Board of Directors, Walter B. Kielholz, Executive Vice Chairman, and Robert A. Scott were re-elected to the board.

4 May 2006
Swiss Re successfully placed USD 2.0 billion equivalent of hybrid securities to help complete its external financing for the acquisition of GE Insurance Solutions. There was strong demand for the issue from both European and US fixed income investors.

10 May 2006
Swiss Re successfully placed a total of 13.9 million new shares at CHF 92.25 per share on the back of strong shareholder and investor take-up. The proceeds were used to fund part of the GE Insurance Solutions acquisition.

7 June 2006
Swiss Re obtained USD 950 million protection against North Atlantic Hurricane, Europe Windstorm, Californian Earthquake and Japan Earthquake through Successor, the follow-up natural catastrophe protection programme to the PIONEER and Arbor programmes.

9 June 2006
Swiss Re completed the acquisition of Insurance Solutions from General Electric. The acquisition creates the world's largest and most-diversified global reinsurer. GE Insurance Solutions, to be integrated into Swiss Re over the next 18 months, adds further momentum to Swiss Re's earnings growth.

19 June 2006
Swiss Re announced the appointment of Roger W. Ferguson, as Chairman of Swiss Re America Holding Corporation and member of the Group's Executive Board. Mr Ferguson joins Swiss Re from the US Federal Reserve where he served as Vice Chairman of the Board of Governors.

29 June 2006
Swiss Re completed the sale of its wholly owned subsidiary Fox-Pitt, Kelton (FPK) to an investor group led by J.C. Flowers and FPK management. Swiss Re will retain a minority interest in the new company.

11 July 2006
Swiss Re implemented the process to capture efficiency gains from the GE Insurance Solutions acquisition through a reduction in the global workforce of up to 2 000 positions. The reductions, to be completed by the end of 2007, will contribute to the Group's overall competitiveness.

Executive management appointments

The following executive management appointments took place during the first six months of 2006. Roger W. Ferguson joined Swiss Re in June 2006 as Chairman of Swiss Re America Holding Corporation, Financial Market Strategist and member of the Executive Board, succeeding Jacques Dubois, who will retire at the end of 2006. Additionally, Alberto Izaga joined Swiss Re as Head of Life & Health Products and member of the Executive Board, in June 2006, succeeding Martyn Parker. Martyn Parker took over as Head of Client Markets Asia-Pacific, and remains a member of the Executive Board.

Roger W. Ferguson
Chairman of Swiss Re America Holding Corporation; Financial Market Strategist

Mr Ferguson, a US citizen born in 1951, received a BA in economics in 1973, a JD in law in 1979 and a PhD in economics in 1981, all from Harvard University.

Mr Ferguson joined Swiss Re in his current position and was appointed to the Executive Board in June 2006. Prior to joining Swiss Re, Mr Ferguson served as Vice Chairman of the Board of Governors of the US Federal Reserve, and from 1984 to 1997 was an Associate and Partner at McKinsey & Company, where he managed a variety of studies for financial institutions, and was Director of Research and Information Services. From 1981 to 1984, he was an attorney at the New York City office of Davis Polk & Wardwell, where he worked on syndicated loans, public offerings, mergers and acquisitions, and new product development.

Alberto Izaga
Head of Life & Health Products

Mr Izaga, a Spanish citizen born in 1971, graduated from the University of Deusto in Bilbao, Spain, in 1994, with a degree in law and business administration.

Mr Izaga joined Swiss Re in his current position and was appointed a member of the Executive Board in June 2006 in connection with the company's acquisition of Insurance Solutions from General Electric. Mr Izaga began his career with General Electric in 1998, having most recently been President and CEO GE Insurance Solutions Life and Health Europe, based in London.

Martyn Parker
Head of Client Markets Asia-Pacific

Mr Parker, a British citizen born in 1957, is a Chartered Insurer.

Mr Parker became Head of Life & Health Products and was appointed to Swiss Re's Executive Board in September 2005. With over 30 years of life reinsurance experience he has held a number of senior international positions with Swiss Re.

Strategy

Swiss Re strives to deliver best-in-class customer service and attractive shareholder returns.

Swiss Re aspires to be the leading force in the risk transfer industry. Leadership combines professional skills, capital strength, and customer focus to generate economic profit growth. Within its strategic priorities, the Group emphasises four areas: economic profit growth, quality and stability of earnings, enlarged market scope, and organisational excellence.

Generate economic profit growth

Swiss Re extends its client and market reach with one main purpose: to enhance the quality of its earnings. The Group assesses every business opportunity on a risk- and cost-adjusted basis, ensuring that it allocates capital and other resources most effectively. Technical expertise combined with innovative risk management methods and tools allow Swiss Re to evaluate risk rigorously, securing the highest quality business throughout the insurance and financial markets cycles. Swiss Re also actively supports industry efforts to encourage sound risk management practices, especially those that help move risk from a static liability to a tradable instrument, thus increasing capital efficiency.

Reduce earnings volatility

Swiss Re's scale, diversification, and financial market expertise give it unique advantages to increase earnings stability. Transferring insurance risk to the capital markets reduces earnings volatility and improves capital efficiency. Swiss Re is a pioneer and leader in this field, improving its profit margin through innovative transactions. Hedging instruments also allow Swiss Re to manage financial market risks, limiting down-side exposure while generating attractive risk-adjusted returns. In all these aspects, scale is important: Swiss Re manages risk exposure at Group level, enabling individual business units to capture growth opportunities.

Enlarge market scope

Swiss Re increases its market reach by developing innovative products and identifying new opportunities in existing businesses. It pursues economic growth both organically and through transactions, but always in the context of controlled risk-taking with strict profitability criteria. Swiss Re's scale, capital strength, and best-in-class professional expertise enhance the Group's position as preferred partner in the risk transfer industry.

Advance organisational excellence

Swiss Re's commitment to organisational excellence involves both building on its existing strengths and recognising the constant opportunities to improve. The Group's people and culture are committed to seeking out ways to increase process efficiency and foster innovation, extending markets and capturing economic profit growth. At the same time, Swiss Re benefits from economies of scale; as one company, with one capital base and one profit and loss account, the Group draws on the combined efforts of a global team of talented professionals.

Property & Casualty business

Strong underwriting and investment performance resulted in operating income of CHF 1.9 billion. Combined ratio improved to 93.0%.

Business developments
Underwriting conditions remained attractive for large, diversified reinsurers like Swiss Re during the first half of 2006, especially for natural catastrophe risk. Retrocession market capacity shrank due to company withdrawals, heavily affecting smaller players traditionally relying on this source of capital. In addition, revised rating agency risk criteria and recalibrated catastrophe models increased capital requirements.

Under these conditions, rates for catastrophe-exposed reinsurance business rose substantially. Swiss Re supported its clients and increased its capacity in natural perils, and simultaneously hedged to a higher level than in previous years to manage the Group's net exposure. The casualty reinsurance markets remained stable at profitable levels and Swiss Re continued to select the most attractive industrial risk segments.

Swiss Re's disciplined underwriting approach and strict adherence to profit targets ensured that favourable pricing and terms and conditions were achieved on all business during the 2006 renewals.

Business results
Operating income increased to CHF 1.9 billion in the first half of 2006, up 51% from CHF 1.3 billion in the first half of 2005.

In the first half of 2006, premiums earned decreased by 3% at constant exchange rates. While premiums for traditional business were stable, premiums from non-traditional business fell by 47%, at constant exchange rates, reflecting lower client demand. Insurance Solutions contributed 3% of total premiums in the first half of 2006.

Total investment result rose 28% in the first six months of 2006, at constant exchange rates, to CHF 1.5 billion, due to higher interest rates, growth in the overall portfolio and realised gains.

Strong underwriting performance improved the combined ratio for traditional business from 96.3% to 93.0% in the first half of 2006. Experience, in particular in liability, was significantly improved compared to the first half of 2005. Overall, prior year development was nil.

For the first half of the year, the expense ratio rose 1.2% to 27.1%. About half of the increase was due to increased profit sharing reflecting the higher profitability of the business and the remainder of the increase was due to higher costs, primarily Insurance Solutions related.

Property & Casualty business results[1]

CHF millions	First half 2005	**First half 2006**	Change in %
Revenues			
Premiums earned	7 747	**7 827**	1
Net investment income	900	**1 152**	28
Net realised investment gains	230	**353**	53
Trading revenues, fees and commissions	15	**29**	93
Total revenues	8 892	**9 361**	5
Expenses			
Claims and claim adjustment expenses	–5 593	**–5 235**	–6
Acquisition costs	–1 598	**–1 678**	5
Other operating costs and expenses	–445	**–551**	24
Total expenses	–7 636	**–7 464**	–2
Operating income	1 256	**1 897**	51
Thereof: Traditional business	1 293	**1 855**	43
Non-traditional business	–37	**42**	214
Ratios for traditional business			
Claims ratio (in %)	70.4	**65.9**	
Expense ratio (in %)	25.9	**27.1**	
Combined ratio (in %)	96.3	**93.0**	

[1] Risk Solutions business, which represents Swiss Re's activities with large corporate clients, was formerly part of Financial Services and is now incorporated into Property & Casualty for both periods presented.

Life & Health business

Return on operating revenues rose to 11.0%, from 9.5% in the first half of 2005, reflecting good claims experience.

Business developments

Primary life and health markets continue to grow and to demonstrate strong demand for living and survival benefits products. Through its acquisition of Insurance Solutions, Swiss Re significantly strengthened its client base and product offering in the UK and continental Europe and is well positioned to meet these growing demands.

Business results

The operating result, excluding non-participating realised gains, increased to CHF 774 million in the first half of 2006: a 17% increase at constant exchange rates, reflecting excellent claims experience in the Admin Re℠ and traditional health business. The return on operating revenues increased from 9.5% in the first half of 2005 to 11.0% in the first half of 2006.

Operating revenues increased 1% to CHF 7.0 billion, at constant rates of exchange, in the first half of 2006. Excluding the effect of securitisation transactions, underlying operating revenues grew by 3%.

Traditional life operating revenues rose by 6%, at constant exchange rates, to CHF 4.2 billion, reflecting new business in the US. Traditional health operating revenues increased by 7% to CHF 1.1 billion, mainly reflecting the health business acquired through Insurance Solutions. Operating revenues for Admin Re℠ business decreased by 13%, due partly to lower participating gains, which have no effect on operating income as they are credited to policyholders. Securitisations reduced operating revenues by CHF 316 million, compared to CHF 135 million in the first half of 2005, due to the full six month impact of the two successful transactions in 2005.

Insurance Solutions contributed CHF 127 million of total operating revenues in the first half of 2006.

Investment income decreased by 5%, at constant rates of exchange, to CHF 1.6 billion. Excluding the effect of the securitisation transactions, investment income was stable.

The return on operating revenues for the traditional life business decreased from 10.6% in the first half of 2005 to 8.9%. While first half 2006 mortality experience was in line with expectations, first half 2005 benefited from very good US experience as well as a release of a portion of the unused 2004 Asian tsunami provision.

The return on operating revenues for the traditional health business jumped to 15.7% compared with 7.8% for the first half of 2005, benefiting from excellent claims experience on both the continuing business and run-off lines.

The return on operating revenues for Admin Re℠ business rose to 13.1%, from 8.2% in the first half of 2005, mainly due to good mortality experience and good fee-based performance. Also, 2005 included accelerated amortisation of the present value of future profits of CHF 19 million, which was more than offset by realised gains in 2005 but lowered the 2005 return on revenues.

The management expense ratio rose from 5.7% to 6.3%, in part due to higher social security costs.

Life & Health business results

CHF millions	First half 2005	**First half 2006**	Change in %
Revenues			
Premiums earned	4998	**5454**	9
Net investment income	1575	**1582**	0
Net realised investment gains – participating	48	**7**	–85
Operating revenues	6621	**7043**	6
Net realised investment gains – non-participating	206	**53**	–74
Total revenues	6827	**7096**	4
Expenses			
Claims and claim adjustment expenses; life and health benefits	–4654	**–4731**	2
Acquisition costs	–964	**–1091**	13
Other operating costs and expenses	–375	**–447**	19
Total expenses	–5993	**–6269**	5
Operating income	834	**827**	–1
Operating result (excluding non-participating net realised investment gains)	628	**774**	23
Management expense ratio (in %)	5.7	**6.3**	
Return on operating revenues (in %)	9.5	**11.0**	

Operating result (excluding non-participating net realised investment gains)

CHF millions	2005	**2006**	Change in %
Traditional life	398	**375**	–6
Traditional health	81	**180**	122
Admin Re℠	149	**219**	47
Total	628	**774**	23

Operating income remained strong at CHF 160 million. Successful Credit Solutions renewals and further growth in fee business generated 29% revenue growth.

Business developments
The credit market remained strong in the first half of 2006 and Credit Solutions was able to further expand its leading position.

Capital Management and Advisory (CMA) increased its trading revenues significantly across all product lines, benefiting from increased volatility in the capital markets in the second quarter.

The insurance-linked securities (ILS) sector saw further growth with many new sponsors emerging in 2006, drawn by the product's attractiveness as an alternative to traditional retrocession, and by the higher demand for protection resulting from the severe hurricane season in 2005.

Financial Services results include Fox-Pitt, Kelton, which was sold to an investor group on 28 June 2006.

Business results
Continued strong performance led to operating income of CHF 160 million, down from CHF 232 million in the first half of 2005, which benefited from a favourable claim settlement agreement.

Revenues rose 29% to CHF 917 million from CHF 709 million in the first half of 2005 due to strong premium growth in Credit Solutions, higher trading revenues in CMA and increased fees from third party asset management in Conning Asset Management.

Premiums earned increased by 24%, mainly reflecting the successful renewals in Credit Solutions.

Total investment return increased 26% to CHF 53 million from CHF 42 million in the first half of 2005, reflecting investments in higher yielding bonds and overall growth in the portfolio.

Trading revenues, fees and commissions increased by 39% on the back of strong growth in trading revenues in CMA and continued growth in fees from third party asset management. The strong growth was accompanied by improved performance.

Claims and claim adjustment expenses were CHF 233 million, compared with CHF 109 million in 2005, which benefited from a favourable claim settlement. The Credit Solutions business continued to experience very good performance with a combined ratio of 88.3%.

Acquisition costs were higher than in the prior year, reflecting increased premium volume and a rise in profit commissions due to favourable claims experience.

Operating costs increased to CHF 340 million, mainly due to an increase in variable compensation costs reflecting the strong revenue growth, in particular in CMA.

Financial Services business results[1]

CHF millions	First half 2005	**First half 2006**	Change in %
Revenues			
Premiums earned	430	**534**	24
Net investment income	37	**43**	16
Net realised investment gains	5	**10**	100
Trading revenues, fees and commissions	237	**330**	39
Total revenues	709	**917**	29
Expenses			
Claims and claim adjustment expenses	–109	**–233**	114
Acquisition costs	–138	**–184**	33
Operating costs	–230	**–340**	48
Total expenses	–477	**–757**	59
Operating income	232	**160**	–31
Premium business			
Combined ratio, traditional business (in %)	69.6	**88.3**	
Fee business			
Return on total revenues excluding proprietary asset management (in %)	12.5	**13.3**	

[1] Risk Solutions business, which represents Swiss Re's activities with large corporate clients, was formerly part of Financial Services and is now incorporated into Property & Casualty for both periods presented. Proprietary Asset Management (PAM) fees are no longer shown as revenues. The table presents certain items in a different format to the notes to the financial statements. The main reclassification is between net investment income and trading revenues and fees. The reclassification does not affect operating income.

Insurance Solutions financing and integration

Swiss Re successfully completed its acquisition of Insurance Solutions from General Electric.

Financing package

When Swiss Re closed its acquisition of GE Insurance Solutions on 9 June 2006, it also completed the external funding package of USD 7.6 billion. Overall, the funding was a well-balanced mix of shares and mandatory convertible instruments (55%) and debt and internal funds (45%).

Swiss Re issued CHF 1.0 billion of mandatory convertible instruments on 8 December 2005 as a private offering to institutional investors. These instruments have a coupon of 6%, mandatorily convert into Swiss Re shares by 15 December 2008 at the latest and have received 100% capital treatment from the rating agencies.

On 11 May 2006, Swiss Re completed the placement of EUR 1 billion of 5.252% perpetual step-up notes and USD 752 million of 6.854% perpetual subordinated step-up preferred securities. Both fixed income hybrids qualify for favourable capital treatment from the major rating agencies and regulators. The US dollar offering was Swiss Re's first such transaction targeted to US institutional investors and thus further diversifies the Group's access to global capital markets.

The hybrid capital placement was preceded by a rights offering to existing shareholders starting on 27 April 2006, followed by a global offering. Existing shareholders subscribed for 9.6 million shares, while 4.9 million shares were sold in the subsequent global offering: a total of 14.4 million shares at CHF 92.25 per share, or CHF 1.3 billion. Swiss Re also issued a total of USD 785 million equivalent of senior notes under its European Medium Term Note programme.

Upon closing the acquisition, Swiss Re issued CHF 610 million of three-year mandatory convertible instruments to General Electric. Swiss Re also issued the equivalent of USD 2.4 billion in new shares to General Electric. The price per share of CHF 87.58 (USD 72.07) was just below the upper collar set at USD 72.15 in the transaction agreement.

Integration

Swiss Re's comprehensive planning of the Insurance Solutions integration enabled swift implementation when the acquisition closed.

Immediately upon closing, Swiss Re's risk management tools were implemented throughout the combined organisation.

All former Insurance Solutions staff had their new underwriting guidelines, and management reporting lines were defined and in place. Combined client service and communications proceeded seamlessly.

Through the current organisational streamlining, Swiss Re expects to reduce headcount by up to 2000 by the end of 2007.

The combined organisation has enlarged Swiss Re's footprint both in terms of client base and product offering. The integration of Insurance Solutions is progressing smoothly and provides the combined organisation with the competitive foundation for a successful future.

	USD millions	CHF millions
Equity		
Rights offering	1092	1332
Shares to GE	2400	2916
Total equity	**3492**	**4248**
Mandatory convertible instruments		
MCI 2005	820	1000
MCI to GE	500	610
Total mandatory convertible instruments	**1320**	**1610**
Fixed income hybrid		
USD tranche	752	929
EUR tranche	1265	1555
Total fixed income hybrid	**2017**	**2484**
Senior notes	**785**	**964**
Internal funds	**1204**	**1500**
Total cost of investment	**8818**	**10806**

Business developments

In non-life, underwriting conditions remain attractive in all regions and Swiss Re continues to secure preferential terms and conditions, as demonstrated during the July 2006 renewals. With the acquisition of Insurance Solutions, Swiss Re further strengthens its global market position, extending its business reach in all major reinsurance products and markets as well as some specialty commercial lines.

Through this acquisition, Swiss Re also benefits from a high-quality life and health franchise in Europe to complement its established portfolio. This valued knowledge and experience will accelerate the Group's opportunity to expand its range of health product offerings, in addition to its continuation of Guaranteed Critical Illness business in the UK. In North America, while cession rates are on the decline, new life and health business opportunities remain strong with new products being developed. In Asia, Swiss Re's life and health business is expected to show healthy growth across the region in both developed and emerging markets.

In Credit Solutions, Swiss Re expects to post premium growth consistent with the first half of the year. Growth opportunities in Structured Credit Underwriting and Capital Management and Advisory should increase trading revenues at attractive margins. At the same time, Swiss Re is continuing to monitor the credit environment and is ready to act swiftly on any sudden market developments. Revenues in third party asset management should continue to increase, building on the excellent track record of Conning Asset Management.

Swiss Re's focus on innovation is key in its ambition to support clients' needs and grow its business. Product development is a prime driver, and new products in property and specialty as well as life and health will be launched in the near future.

Investments

Swiss Re believes that the US economy is transitioning to a lower level of growth as a slowing housing market and high energy prices begin to restrain consumer spending. As a result, it seems that the US Federal Reserve is nearing the end of its two-year rate tightening cycle. If inflation continues to uptick materially, however, the Federal Open Market Committee may decide that additional rate increases are warranted. It is Swiss Re's contention that the yield on the ten-year Treasury note is unlikely to rise much above 5.5% through the end of 2007.

In Europe, the European Central Bank will probably raise interest rates in the third quarter and possibly again later in the year. Yields on long-term government bonds are likely to rise slightly in the next few months when the market has fully priced in the rate hikes. Swiss Re believes that equities are still benefiting from supportive fundamentals, but it will continue to guard actively against downside portfolio risk, given the increased market volatility.

Financial targets

The integration of the Insurance Solutions businesses is well on track, market conditions continue to be attractive, and interest rates are expected to rise further. Swiss Re expects to achieve its over the cycle targets of 10% earnings per share growth (with 2004 as a basis) and 13% return on equity.

Income statement (unaudited)

For the first half ended 30 June

CHF millions	Notes	2005	2006
Revenues			
Premiums earned	11	13175	**13815**
Net investment income	2	2517	**2836**
Net realised investment gains	2	521	**314**
Trading revenues	2	158	**144**
Other revenues		117	**143**
Total revenues		16488	**17252**
Expenses			
Claims and claim adjustment expenses	11	–5702	**–5468**
Life and health benefits	11	–4654	**–4731**
Acquisition costs	11	–2700	**–2953**
Amortisation of goodwill	4	–133	**–147**
Other operating costs and expenses		–1446	**–1892**
Total expenses		–14635	**–15191**
Income before income tax expense		1853	**2061**
Income tax expense		–500	**–495**
Net income		1353	**1566**
Earnings per share in CHF			
Basic	7	4.37	**4.92**
Diluted	7	4.18	**4.62**

The accompanying notes are an integral part of the Group financial statements.

Balance sheet (unaudited)

Assets

CHF millions	Notes	31.12.2005	**30.06.2006**
Investments	2, 3		
Fixed income securities:			
Available-for-sale, at amortised cost (fair value: 2005: 90 120; 2006: 108 228)		88 207	**109 949**
Trading, at fair value		2 550	**2 330**
Equity securities:			
Available-for-sale, at fair value (cost: 2005: 6 980; 2006: 8 499)		8 116	**9 419**
Trading, at fair value		328	**391**
Mortgages and other loans		7 305	**7 054**
Investment real estate		1 557	**1 470**
Short-term investments, at amortised cost, which approximates fair value		4 041	**2 597**
Other invested assets		2 811	**3 955**
Assets held for linked liabilities		14 656	**15 056**
Total investments		129 571	**152 221**
Cash and cash equivalents		8 126	**9 948**
Accrued investment income		1 323	**1 897**
Premiums and other receivables		10 748	**16 897**
Reinsurance recoverable on unpaid claims and policy benefits	11	12 099	**17 848**
Funds held by ceding companies		14 311	**15 956**
Deferred acquisition costs	5, 11	5 378	**5 466**
Acquired present value of future profits	5	6 797	**7 401**
Goodwill	4	2 475	**4 113**
Income taxes recoverable		466	**854**
Financial services assets		23 498	**28 418**
Other assets		4 355	**6 433**
Total assets		219 147	**267 452**

The accompanying notes are an integral part of the Group financial statements.

Liabilities and shareholders' equity

CHF millions	Notes	31.12.2005	30.06.2006
Liabilities			
Unpaid claims and claim adjustment expenses	11	71 272	**95 467**
Liabilities for life and health policy benefits	11	49 579	**52 338**
Provisions for linked liabilities		14 692	**15 150**
Unearned premiums	11	6 491	**10 177**
Funds held under reinsurance treaties		11 829	**12 430**
Reinsurance balances payable		4 237	**7 538**
Income taxes payable		917	**1 310**
Deferred income taxes		2 125	**1 366**
Financial services liabilities		23 487	**28 016**
Short-term debt		1 015	**806**
Accrued expenses and other liabilities		4 722	**6 471**
Long-term debt	6	5 852	**9 317**
Total liabilities		196 218	**240 386**
Shareholders' equity			
Common stock, CHF 0.10 par value:			
2005: 322 092 742; 2006: 374 397 082 shares authorised and issued		32	**37**
Additional paid-in capital		5 843	**10 077**
Treasury shares		–297	**–198**
Accumulated other comprehensive income:			
Net unrealised investment gains, net of deferred tax		1 031	**928**
Foreign currency translation		–469	**–1 357**
Total accumulated other comprehensive income		562	**–429**
Retained earnings		16 789	**17 579**
Total shareholders' equity		22 929	**27 066**
Total liabilities and shareholders' equity		219 147	**267 452**

The accompanying notes are an integral part of the Group financial statements.

Statement of shareholders' equity (unaudited)
Statement of comprehensive income (unaudited)

Statement of shareholders' equity

CHF millions	Common stock	Additional paid-in capital	Treasury shares	Net unrealised gains/losses, net of tax	Foreign currency translation	Retained earnings	Total
Balance as of 31 December 2004	32	5833	–225	377	–2650	15810	19177
Net income						1451	1451
Change in unrealised gains/losses on securities, net				654			654
Change in foreign currency translation					2181		2181
Dividends						–497	–497
Purchase/sale of treasury shares and shares issued under employee plans		10	–72				–62
Additional minimum liability, net						25	25
Balance as of 31 December 2005	32	5843	–297	1031	–469	16789	22929
Net income						1566	1566
Change in unrealised gains/losses on securities, net				–103			–103
Change in foreign currency translation					–888		–888
Dividends						–776	–776
Change in treasury shares and related instruments			99				99
Equity issued	5	4234					4239
Balance as of 30 June 2006	**37**	**10077**	**–198**	**928**	**–1357**	**17579**	**27066**

The accompanying notes are an integral part of the Group financial statements.

Statement of comprehensive income

For the first half ended 30 June

CHF millions	2005	**2006**
Net income	1353	**1566**
Other comprehensive income:		
Change in foreign currency translation	1792	**–888**
Change in unrealised gains/losses, net of tax	163	**–103**
Comprehensive income	3308	**575**

The accompanying notes are an integral part of the Group financial statements.

Statement of cash flow (unaudited)

For the first half ended 30 June

CHF millions	2005	2006
Cash flows provided/used by operating activities		
Net income	1 353	**1 566**
Adjustments to reconcile net income to net cash provided/used by operations:		
Depreciation, amortisation and other non-cash items	425	**321**
Net realised investment gains	–521	**–314**
Change in technical provisions, net	3 540	**973**
Change in funds held by ceding companies and other reinsurance balances	–3 103	**–1 245**
Change in other assets and liabilities	–51	**–251**
Change in income taxes payable/recoverable	414	**108**
Income from equity-accounted investments, net of dividends received	–3	**–29**
Change in financial services assets and liabilities	166	**–164**
Net cash provided/used by operating activities	2 220	**965**
Cash flows provided/used by investing activities		
Fixed income securities:		
Proceeds from sale/maturities of investments	26 006	**24 787**
Purchase of investments	–26 398	**–21 031**
Net purchase/sale/maturities of short-term investments	–3 531	**1 444**
Equity securities:		
Proceeds from sale of investments	1 745	**3 313**
Purchase of investments	–2 587	**–4 116**
Cash paid/received for acquisitions/disposals and reinsurance transactions, net	240	**–3 322**
Other investments, net	–229	**–993**
Net cash provided/used by investing activities	–4 754	**82**
Cash flows provided/used by financing activities		
Issuance of long-term debt	35	**3 090**
Issuance/repayment of short-term debt, net	–212	**–186**
Equity issued		**1 323**
Purchase/sale of treasury shares, net	–6	**3**
Dividends paid	–497	**–776**
Net cash provided/used by financing activities	–680	**3 454**
Total net cash provided/used	–3 214	**4 501**
Reclassification to financial services assets		**–2 451**
Effect of foreign currency translation	529	**–228**
Change in cash and cash equivalents	–2 685	**1 822**
Cash and cash equivalents as of 1 January	9 504	**8 126**
Cash and cash equivalents as of 30 June	6 819	**9 948**

The Group has reclassified CHF 2 451 million from cash to financial services assets related to assuming the debt of Insurance Solutions, see note 6.

The accompanying notes are an integral part of the Group financial statements.

1. Organisation and summary of significant accounting policies

Nature of operations

The Swiss Re Group, which is headquartered in Zurich, Switzerland, comprises Swiss Reinsurance Company (the parent company, referred to as "Swiss Re Zurich") and its subsidiaries (collectively, the "Swiss Re Group" or the "Group"). The Group provides reinsurance and other related products and services to insurance companies, clients and others worldwide, through a network of offices in over 30 countries as well as through reinsurance brokers.

Basis of presentation

The interim Group financial statements have been prepared in accordance with Swiss GAAP FER. These interim financial statements should be read in conjunction with the Swiss Re Group financial statements for the year ended 31 December 2005.

Under the Financial Reporting Directive of the Swiss Stock Exchange (SWX), issuers of equity securities that are listed in the main trading segment of SWX are required, as of the financial year commencing on or after 1 January 2005, to apply either IFRS or US GAAP. The Admission Board of SWX has exempted the Group from this requirement for the 2005 and 2006 financial statements.

Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the related disclosure including contingent assets and liabilities. The Swiss Re Group's liabilities for unpaid claims and claim adjustment expenses and policy benefits for life and health include estimates for premium, claim and benefit data not received from ceding companies at the date of the financial statements. In addition, the Group uses certain financial instruments and invests in securities of certain entities for which exchange trading does not exist. The Group determines these estimates on the basis of historical information, actuarial analyses, financial modelling and other analytical techniques. Actual results could differ significantly from the estimates described above.

Foreign currency

Currency exchange rates in CHF per 100 units of foreign currency are as follows:

		31 December 2005 Closing rate	First half 2005 Average rate	**30 June 2006 Closing rate**	**First half 2006 Average rate**
Australian dollar	AUD	96.68	92.60	**91.01**	**94.63**
British pound	GBP	226.26	224.88	**226.57**	**227.22**
Canadian dollar	CAD	112.82	96.93	**110.15**	**111.58**
Euro	EUR	155.46	154.66	**156.63**	**156.11**
Japanese yen	JPY	1.12	1.13	**1.07**	**1.10**
South African rand	ZAR	20.78	19.44	**17.18**	**20.46**
US dollar	USD	131.80	119.78	**122.50**	**127.29**

Recent accounting guidance

In November 2005, FER 16 "Employee benefit obligations" was revised. The amendments are effective from 1 January 2006. As an alternative to the adoption of the revised guidance, FER 16 allows the application of an internationally recognised accounting guidance. Since 1999, the Group's accounting policy for the accounting of employee benefit obligations has been aligned with internationally recognised accounting guidance. To ensure consistency with previously published and future financial statements, the Group has continued to apply its policy in the Interim 2006 financial statements. The Group accounts for its pension and other post-retirement benefit costs using the accrual method of accounting. Amounts charged to expense are based on periodic actuarial determinations (see note 8).

2. Investments

Investment income

Net investment income by source for the half years ended 30 June was as follows:

CHF millions	2005	2006
Fixed income securities	1819	**2097**
Equity securities	113	**159**
Mortgages and other loans	292	**309**
Investment real estate	61	**66**
Short-term investments	48	**95**
Other current investments	40	**26**
Equity in earnings of equity-accounted investments	14	**35**
Cash and cash equivalents	107	**94**
Funds held income received	350	**330**
Gross investment income	2844	**3211**
Investment management expenses	−152	**−168**
Funds held interest charged	−175	**−207**
Net investment income	2517	**2836**

Dividends from investments accounted for using the equity method were CHF 11 million and CHF 6 million in 2005 and 2006, respectively.

Realised gains and losses

Realised gains and losses for fixed income, equity securities and other investments for the half years ended 30 June were as follows:

CHF millions	2005	2006
Fixed income securities:		
Gross realised gains	409	**221**
Gross realised losses	−128	**−291**
Equity securities:		
Gross realised gains	231	**524**
Gross realised losses	−6	**−74**
Net realised gains on other investments	76	**−33**
Value readjustments	17	**20**
Value adjustments	−78	**−53**
Net realised investment gains	521	**314**

Realised gains and losses do not include the change in fair value of financial services assets/liabilities classified as trading revenues/expenses and the change in fair value of derivative financial instruments classified as cash flow hedges.

Trading revenues

Trading revenues generated by the trading activities of the Financial Services business segment and certain other financial services assets/liabilities for the half years ended 30 June were as follows:

CHF millions	2005	2006
Gross trading revenues	411	**599**
Trading expense	−253	**−455**
Trading revenues	158	**144**

Investments by original currency

The Group's investment portfolio at carrying value is comprised of concentrations in the following major currencies:

31 December 2005 CHF millions	USD	EUR	GBP	CAD	CHF	Other	Total
Fixed income securities	55305	17533	8697	5284	344	3594	90757
Equity securities	2722	1454	973	233	800	2262	8444
Mortgages/other loans	5614	1270	7	22	390	2	7305
Assets held for linked liabilities	1395	874	12167	10	152	58	14656
Other	4345	1531	635	895	913	90	8409
Total	69381	22662	22479	6444	2599	6006	129571

30 June 2006 CHF millions	USD	EUR	GBP	CAD	CHF	Other	Total
Fixed income securities	67569	19739	13276	6261	458	4976	112279
Equity securities	2922	2361	970	386	726	2445	9810
Mortgages/other loans	5300	1312	6	23	410	3	7054
Assets held for linked liabilities	1281	974	12504	13	227	57	15056
Other	3807	1782	690	773	872	98	8022
Total	**80879**	**26168**	**27446**	**7456**	**2693**	**7579**	**152221**

Mortgages, loans and real estate

As of 31 December 2005 and 30 June 2006 investments in mortgages and other loans and real estate comprised the following:

CHF millions	31 December 2005 Carrying value	31 December 2005 Fair value	**30 June 2006** Carrying value	**30 June 2006** Fair value
Mortgages and other loans	7305	7305	**7054**	**7054**
Investment real estate	1557	2451	**1470**	**2352**

As of 31 December 2005 and 30 June 2006, the Group's investment in mortgages and other loans included CHF 206 million and CHF 214 million, respectively, of loans due from employees and CHF 396 million and CHF 382 million, respectively, due from officers. These loans generally consist of mortgages offered at variable and fixed interest rates.

The Group's investment in mortgages and other loans included CHF 1 200 million and CHF 1 242 million of mortgage participations associated with investment contracts as of 31 December 2005 and 30 June 2006, respectively. Contract holders bear the investment risk related to mortgage participations. Fair value for other loans is considered to be equal to carrying value.

Depreciation expense related to income-producing properties was CHF 19 million and CHF 16 million for the half years ended 30 June 2005 and 2006, respectively. Accumulated depreciation on investment real estate totalled CHF 577 million and CHF 574 million as of 31 December 2005 and 30 June 2006, respectively.

Substantially all mortgages and other loans receivable are secured by buildings, land or the underlying policies. The ultimate collectibility of the receivables is evaluated regularly and an appropriate allowance for uncollectible amounts is established.

Development of real estate and investments in affiliated companies

CHF millions	2005 Investment real estate	2005 Affiliated companies	**First half 2006** Investment real estate	**First half 2006** Affiliated companies
Balance as of 1 January	1 699	595	**1 557**	**630**
Effect of foreign currency translation	25	24	**1**	**–12**
Depreciation	–36		**–16**	**–6**
Additions/sales/interest in equity	–100	11	**–139**	**155**
Realised gains/losses	37		**67**	
Transfers	–68			**–7**
Balance as of period end	1 557	630	**1 470**	**760**

Assets held for linked liabilities

Assets held for linked liabilities by asset category were as follows:

CHF millions	31 December 2005	**30 June 2006**
Equity securities trading	11 147	**12 234**
Equity-accounted investments	657	
Other	2 852	**2 822**
Assets held for linked liabilities	14 656	**15 056**

Other includes fixed income securities trading, short-term investments, separate account assets, and other assets. The fair value of assets held for linked liabilities was CHF 14 692 million and CHF 15 134 million as of 31 December 2005 and 30 June 2006, respectively.

In the half year ended 30 June 2006, the assets held for linked liabilities generated net realised gains of CHF 543 million and net investment income of CHF 378 million. The investment return on the assets is debited or credited against the change in policyholder liability.

Cash and cash equivalents

Cash and cash equivalents include short-term deposits with a carrying value of CHF 6 080 million and CHF 7 034 million as of 31 December 2005 and 30 June 2006, respectively.

3. Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards, credit derivatives and exchange-traded financial futures in its trading and hedging strategies, in line with the Group's overall risk management strategy. The objectives include managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment or operating purchases, existing assets or liabilities, as well as locking in attractive investment conditions for future available funds.

The fair values represent the gross carrying value amounts at the reporting date for each class of derivative contract held or issued by the Group. The fair values are not an indication of credit risk, as many over-the-counter transactions are contracted and documented under ISDA master agreements or their equivalent. Management believes that such agreements provide for legally enforceable set-off in the event of default, which substantially reduces credit exposure.

The maximum potential loss assuming non-performance by all counterparties, and based on the market replacement cost at 31 December 2005 and 30 June 2006 approximated CHF 2 889 million and CHF 2 158 million, respectively. These values are net of amounts offset pursuant to rights of set-off and qualifying master netting arrangements with various counterparties.

The fair value of derivatives outstanding at 31 December 2005 and 30 June 2006 is as follows:

			31 December 2005			**30 June 2006**
CHF millions	Positive fair value	Negative fair value	Carrying value assets/liabilities	**Positive fair value**	**Negative fair value**	**Carrying value assets/liabilities**
Interest rate contracts						
Forwards and futures	26	–5	21	**536**	**–531**	**5**
Options	9	–5	4	**1**		**1**
Swaps	3 133	–3 213	–80	**2 152**	**–2 940**	**–788**
Total	3 168	–3 223	–55	**2 689**	**–3 471**	**–782**
Equity and index contracts						
Forwards and futures	4	–23	–19	**1 508**	**–1 192**	**316**
Options	2 009	–2 357	–348	**2 406**	**–2 858**	**–452**
Swaps				**1**	**–16**	**–15**
Total	2 013	–2 380	–367	**3 915**	**–4 066**	**–151**
Foreign currency						
Forwards and futures				**4**	**–38**	**–34**
Options				**2**	**–2**	
Swaps	1 017	–1 218	–201	**1 109**	**–1 561**	**–452**
Total	1 017	–1 218	–201	**1 115**	**–1 601**	**–486**
Other derivatives						
Credit derivatives	805	–619	186	**973**	**–684**	**289**
Weather derivatives	56	–81	–25	**59**	**–58**	**1**
Other	190	–176	14	**372**	**–102**	**270**
Total	1 051	–876	175	**1 404**	**–844**	**560**
Total derivative financial instruments	7 249	–7 697	–448	**9 123**	**–9 982**	**–859**

The Group has reviewed the right of offset arrangements in certain derivative related collateral contracts and concluded that the Group has both the right and the intent to offset collateral assets/liabilities and derivative assets/liabilities. As a result, the Group has changed the presentation of the relevant assets/liabilities to a net presentation. The equivalent impact to the 2005 balances would be to decrease the carrying value of derivative assets/liabilities to minus CHF 880 million. The balance sheet impact in 2005 would have been to reduce both financial services assets and liabilities by CHF 1 552 million. The change has no impact on net income or shareholders' equity.

The contract values of derivatives represent the total amounts of the underlying transactions and are not a quantification of market risk or credit risk. Contract amounts are used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps. These amounts are the sum of all outstanding positions, therefore inflating the contract values, in particular in the trading books containing a considerable proportion of offsetting positions. The contract amounts of derivatives at 31 December 2005 and 30 June 2006 are CHF 942 985 million and CHF 1 848 731 million, respectively. Of these amounts CHF 637 413 million and CHF 1 418 020 million are interest instruments, CHF 92 418 million and CHF 126 834 million are equity and index instruments, CHF 71 391 million and CHF 77 453 million are currency instruments and the remaining CHF 141 763 million and CHF 226 424 million are other derivatives.

4. Acquisitions and dispositions

On 9 June 2006, Swiss Re completed the acquisition of 100% of the outstanding shares of GE Insurance Solutions Corporation ("GEIS"), excluding its US life and health operation and certain other assets and liabilities, from General Electric Company. The total cost of investment was USD 8.8 billion, including reimbursement of capital injected since November 2005 of USD 1.2 billion and estimated purchase price adjustments. The results of the operations of GEIS have been included in the consolidated financial statements since 9 June 2006.

The transaction contributes to Swiss Re's global diversification. It closely complements the Group's existing business profile while extending the franchise, client base and product offering. The integration of the acquired operations will streamline the combined organisations.

Determination of purchase price

The final consideration is subject to determining final purchase price adjustments related to the closing balance sheet and is therefore subject to change.

Millions (except share data)	CHF	USD
Number of Swiss Re common shares delivered to GE as of 9 June 2006	33 300 957	33 300 957
Swiss Re's share price (volume weighted average price over 20 trading days before 7 June 2006)	87.58	72.07
Fair value of Swiss Re's common shares delivered to GE	2 916	2 400
Mandatory convertible instruments	610	500
Cash	5 456	4 435
Transaction costs	28	23
Purchase price	9 010	7 358
Capital contribution[1]	1 519	1 235
Other[2]	277	225
Total cost of investment	**10 806**	**8 818**

[1] Swiss Re had agreed that in the event that General Electric (i) provided capital to the GEIS business in response to an increase in any rating agency's capital requirements for the insurance or reinsurance industry or (ii) otherwise provided capital to the GEIS business, Swiss Re would pay General Electric an amount equal to such capital increase, net of any capital distributions.

[2] Swiss Re agreed to pay to General Electric in cash an amount equal to the undistributed proceeds of the redemption of shares of common stock of a GEIS subsidiary. Swiss Re is entitled to the undistributed proceeds. In addition, this includes adjustments to the consideration identified as of 30 June 2006.

Allocation of the purchase price

The purchase price has been allocated based on a preliminary estimate of the fair value of assets acquired and liabilities assumed at the date of acquisition. The allocation requires significant judgment and it is possible that the preliminary estimates will change as the purchase price adjustments and allocations are finalised. The allocation of the purchase price included adjustments to the following assets and liabilities:

Intangible assets

Historic intangible assets including goodwill, deferred acquisition costs and present value of future profits have been eliminated. Qualifying purchased intangible assets, including customer-related intangibles, present value of future profits and goodwill have been established.

Equalisation reserves

In accordance with Swiss GAAP the Group has recognised an equalisation reserve of CHF 458 million net of deferred taxes.

Investments

Fair values have been attributed to investments mainly according to quoted market prices. If quoted market prices were not available, valuation models were applied.

Property and casualty reserves gross and retrocession

Property and casualty reserves, both assumed and ceded, have been adjusted based on an estimate of their fair value. This estimate includes the best estimate of the ultimate claims payments and receipts and the timing of those payments. The estimated payments have been discounted and adjusted for the expected cost of holding capital to support the reinsurance assets and liabilities.

Life and health policy benefits and present value of future profits

The life and health policy benefit reserves have been recalculated based on best estimate assumptions at the time of the acquisition. The present value of future profits has been estimated based on the best estimate of expected future profits adjusted for the expected cost of holding capital to support the reinsurance assets and liabilities from the acquired portfolio.

Other assets and liabilities

Other assets and liabilities have been adjusted to their estimated fair values. For information on the Restructuring Provision see note 13.

Deferred taxes

Deferred tax has been recognised on the fair value adjustments summarised above. Historic deferred tax assets and liabilities have been adjusted to the expected payable and recoverable amounts which the Group expects to realise.

Goodwill

The goodwill recognised for the GEIS acquisition is CHF 1 909 million.

During the half years ended 30 June 2005 and 30 June 2006, goodwill of CHF 133 million and CHF 147 million, respectively, was amortised.

As of 31 December 2005 and 30 June 2006, the balance of accumulated goodwill amortisation was CHF 2 033 million and CHF 1 916 million, respectively.

The Group systematically amortises goodwill over periods up to 20 years depending on specific factors. The amount charged in any one year can vary due to foreign exchange and other factors. Despite this, goodwill is amortised within the originally determined periods.

Disposition

On 28 June 2006, the Group sold its holding in the Fox-Pitt, Kelton Group Ltd.

5. Deferred acquisition costs (DAC) and acquired present value of future profits (PVFP)

CHF millions	2005 DAC	2005 PVFP	**First half 2006** DAC	**First half 2006** PVFP
Balance as of 1 January	4 875	6 736	**5 378**	**6 797**
Deferred	4 107		**2 368**	
Effect of acquisitions and disposals		–396		**1 133**
Amortisation	–4 103	–385	**–2 066**	**–119**
Effect of foreign currency translation	499	842	**–214**	**–410**
Balance as of period end	**5 378**	**6 797**	**5 466**	**7 401**

Retroceded DAC and PVFP may arise on retrocession of reinsurance portfolios, including reinsurance undertaken as part of a securitisation. The associated potential retrocession recoveries are determined by the nature of the retrocession agreements and by the terms of the securitisation.

6. Debt

The Group enters into long- and short-term debt arrangements to obtain funds for general corporate use and specific transaction financing. The Group defines long-term debt as debt having a maturity at the balance sheet date of greater than one year. The Group's long-term debt as of 30 June 2006 was as follows:

Long-term debt

Senior debt

Maturity	Instrument	Issued in	Currency	Nominal in millions	Interest rate	Book value in CHF millions
2007	Straight Bond	1997	CHF	500	3.75%	500
2007	Mandatory Convertible Bond	2004	EUR	672	6.13%	1 044
2007	EMTN	2005	CHF	250	3M Libor + 0.5bp	250
2008	Mandatory Convertible Bond	2005	CHF	1 000	6.00%	1 000
2008	Private Placement (step-up)	2001	CHF	100	3.60%	100
2008	EMTN	2005	GBP	90	3M Libor + 5bp	204
2008	EMTN	2005	JPY	8 100	3M Libor	87
2008	EMTN	2005	USD	150	4.13%	183
2009	3 EMTN	2004	EUR	20	Various	31
2009	EMTN	2004	JPY	5 000	0.81%	54
2009	EMTN	2005	JPY	3 000	0.41%	32
2009	3 EMTN (Zero coupon Notes)	2004	USD	49	Various	60
2009	EMTN	2005	CHF	300	1.25%	298
2009	Insurance-linked Placement	2006	USD	59	Libor + 2.30% – 2.35%	72
2009	Insurance-linked Placement	2006	USD	100	Libor + 8.50%	123
2009	EMTN	2006	CHF	300	3M Libor + 0.5bp	300
2009	EMTN	2006	CHF	200	2.50%	200
2009	Mandatory Convertible Bond	2006	CHF	610	9.80%	609
2009	CAD Cash Collateral	2004	CAD	200	2.60%	221
2010	EMTN (Amortising Bond)	2003	GBP	40	4.38%	91
2010	EMTN	2005	CZK	300	2.88%	16
2010	2 EMTN	2005	CHF	625	Various	624
2010	Senior Notes[1]	2000	USD	350	7.50%	467
2011	Credit-linked Note	2006	USD	735	5.01%	900
2013	EMTN (Index-linked Notes)	2001	USD	10	Index	12
2015	EMTN (Straight Bond)	2001	CHF	150	4.00%	151
2017	Trust-preferred Stock (Trups)[2]	1997	USD	42	8.72%	60
2017	Credit-linked Note	2000	USD	9	Various	8
2019	Senior Notes[1]	1999	USD	400	6.45%	490
2026	Senior Notes[1]	1996	USD	600	7.00%	780
2030	Senior Notes[1]	2000	USD	350	7.75%	495
–	Preferred Securities	2006	GBP	251	3.90%	569
Various	Payment Undertaking Agreements	2000	USD	145	Various	206
Various	Payment Undertaking Agreements	2001	USD	100	Various	140
Various	Payment Undertaking Agreements	2002	USD	541	Various	683
Various	Payment Undertaking Agreements	2003	USD	181	Various	231
Various	Payment Undertaking Agreements	2004	USD	46	Various	54
Total senior debt as of 30 June 2006						**11 345**
Total senior debt as of 31 December 2005						7 183

[1] Assumed in the acquisition of GE Insurance Solutions
[2] Assumed in the acquisition of Life Re Corporation

Senior debt as reported above is comprised of the following components:

CHF millions	31 December 2005	**30 June 2006**
Senior financial debt	2794	**3873**
Senior operational debt	4389	**7472**
Total	7183	**11345**

Subordinated debt

Maturity	Instrument	Issued in	Currency	Nominal in millions	Interest rate...	...to first reset in	Book value in CHF millions
2021	Convertible Bond	2001	USD	1150	3.25%	2011	1388
–	Subordinated Perpetual Loan	1998	DEM	340	6M Libor + 40bp	2008	272
–	Subordinated Perpetual Loan	1998	DEM	400	5.71%	2008	321
–	Subordinated Perpetual Loan	1998	CHF	300	6M Libor + 37.5bp	2008	300
–	Subordinated Perpetual Loan	1998	DEM	110	6M Libor + 45bp	2010	88
–	*Subordinated Perpetual Bond (SUPERBs)*	1999	CHF	600	3.75%	2011	591
–	Subordinated Perpetual Loan Note	2006	EUR	1000	5.25%	2016	1555
–	Subordinated Perpetual Note	2006	USD	752	6.85%	2016	929
Total subordinated financial debt as of 30 June 2006							**5444**
Total subordinated financial debt as of 31 December 2005							3058

Total financial debt reported in the financial statements as long-term debt is comprised of the following components:

CHF millions	31 December 2005	**30 June 2006**
Senior financial debt	2794	**3873**
Subordinated financial debt	3058	**5444**
Total	5852	**9317**

Swiss Re uses debt to finance general corporate purposes but also to fund "Financial services assets and liabilities" (funded business). "Financial services assets and liabilities" are structured with the intention of creating assets and liabilities that generate offsetting market risks (foreign exchange, interest rate, equity, credit). Debt that is strictly used for funded business is classified as operational debt and is included in financial services liabilities. Operational debt is generally excluded from financial leverage calculations.

Interest expense on long-term debt

Interest expense on long-term debt for the half years ended 30 June 2005 and 2006, respectively, was as follows:

CHF millions	First half 2005	**First half 2006**
Senior financial debt	55	**82**
Senior operational debt	73	**88**
Subordinated financial debt	61	**84**
Total	189	**254**

In March 2006, the Group issued GBP 251 million of Preferred Securities, bearing interest of 3.90%.

In April 2006, the Group issued a Credit Linked Note of USD 735 million, due in March 2011, bearing interest of 5.01%.

In May 2006, the Group issued a EUR 1 000 million subordinated Loan Note with a perpetual term, bearing interest of 5.25% and a USD 752 million subordinated Note with a perpetual term, bearing interest of 6.85%. Further, the Group issued two Insurance-linked Placements of USD 59 million and USD 100 million, bearing interest of Libor plus 2.30–2.35% and Libor plus 8.50% respectively, both maturing in three years.

In June 2006, the Group issued CHF 300 million under the EMTN programme, with a three-year maturity and a coupon of three-month Libor plus 0.5 basis points, and CHF 200 million with a three-year maturity and a coupon of 2.50%. Further, the Group issued a mandatory convertible bond totalling CHF 610 million to General Electric with an interest rate of 9.80%. The securities will automatically convert into Swiss Re shares in three years (see note 9). The Group also assumed in the acquisition of GE Insurance Solutions USD 400 million Senior Notes due in March 2019, bearing interest of 6.45%, USD 600 million due in February 2026, bearing interest of 7.00%, USD 350 million due in June 2010, bearing interest of 7.50%, and USD 350 million due in June 2030, bearing interest of 7.75%. These newly assumed Senior Notes are used for funded business and are classified as operational debt.

7. Shareholders' equity

All of the Group's reinsurance companies prepare statutory financial statements based on local laws and regulations. Most jurisdictions require reinsurers to maintain a minimum amount of capital in excess of a statutory definition of net assets or maintain certain minimum capital and surplus levels. In addition, some jurisdictions place certain restrictions on amounts that may be loaned or transferred to the parent company. The Group's ability to pay dividends may be restricted by these requirements.

Share data

CHF millions (except share data)	First half 2005	**First half 2006**
Basic earnings per share		
Income available to common shares	1 353	**1 566**
Weighted average common shares outstanding	309 608 975	**318 001 510**
Net income per share in CHF	4.37	**4.92**
Effect of dilutive securities		
Change in income available to common shares due to convertible bonds	35	**60**
Change in average number of shares due to convertible bonds and employee options	22 475 414	**34 230 484**
Diluted earnings per share		
Income available to common shares assuming debt conversion and exercise of options	1 388	**1 626**
Weighted average common shares outstanding	332 084 389	**352 231 994**
Net income per share in CHF	4.18	**4.62**

In 2004, Swiss Re purchased 9 236 800 call options to offset the exposure to deliver Swiss Re shares under the convertible bond issued in 2001.

The mandatory convertible issued in 2005 included a conversion feature which was bifurcated from the host contract for accounting purposes. In accordance with the Group's accounting policies, this bifurcation also impacted the 2004 mandatory convertible. The bifurcated conversion feature totalled CHF 96 million. At the Group's Extraordinary General Meeting on 27 February 2006, the authorised share capital was increased by a maximum of 90 million shares. In accordance with the Group's accounting policies, the conversion features have been recombined with the host contract and reclassified from shareholders' equity.

8. Benefit plans

Defined benefit pension plans and post-retirement benefits

The Group sponsors various funded defined benefit pension plans. Employer contributions to the plans are charged to income on a basis which recognises the costs of pensions over the expected service lives of employees covered by the plans. The Group's funding policy for these plans is to contribute annually at a rate that is intended to maintain a level percentage of compensation for the employees covered. A full valuation is prepared at least every three years.

The Group also provides certain health-care and life insurance benefits for retired employees and their dependants. Employees become eligible for these benefits when they become eligible for pension benefits.

Components of net periodic benefit cost

The components of pension and post-retirement cost for the half years ended 30 June 2005 and 2006, respectively, were as follows:

	Swiss plans pension benefits		Foreign plans pension benefits		Other benefits	
CHF millions	2005	**2006**	2005	**2006**	2005	**2006**
Service cost						
(net of participant contributions)	46	**58**	26	**31**	14	**18**
Interest cost	45	**41**	44	**44**	10	**11**
Expected return on assets	–57	**–63**	–38	**–37**		
Amortisation of:						
Net gain/loss	14	**19**	8	**12**	–1	**1**
Prior service cost	2	**2**	1	**1**	–4	**–4**
Transition obligation/asset	–6					
Effect of settlement, curtailment						
and termination	3	**2**				
Net periodic benefit cost	47	**59**	41	**51**	19	**26**

Employer contributions for 2006

As of 30 June 2006, the Group contributed CHF 62 million to its defined benefit plans and CHF 7 million to other post-retirement plans, compared to CHF 62 million and CHF 7 million in 2005, respectively.

The expected 2006 contributions to the defined benefit plans, revised as of 30 June 2006 for latest information, amount to CHF 178 million (31 December 2005: CHF 181 million). The expected contributions to the other post-retirement plans are unchanged at CHF 14 million.

Defined contribution pension plans

The Group sponsors a number of defined contribution plans to which employees and the Group make contributions. The accumulated balances are paid as a lump sum at the earlier of retirement, termination, disability or death.

9. Stock compensation plans

The Group does not recognise compensation expense for stock-based compensation plans. If compensation expense for the options had been recognised, the Group's net income and earnings per share for the half years ending 30 June 2005 and 2006 would approximate the pro-forma amounts in the following table:

CHF millions	First half 2005	**First half 2006**
Net income, as reported	1 353	**1 566**
Less: total stock-based employee compensation expense determined under the fair value method, net of related tax effects	–16	**–9**
Pro-forma net income	1 337	**1 557**
Earnings per share		
Basic – as reported	4.37	**4.92**
Basic – pro-forma	4.32	**4.90**
Diluted – as reported	4.18	**4.62**
Diluted – pro-forma	4.13	**4.59**

Starting from 2006, the Group granted a Long Term Incentive Plan to selected employees with a three year vesting period. The plan will be settled in cash.

The Group has issued 3 million stock appreciation rights as an extraordinary grant following the Insurance Solutions acquisition.

10. Commitments and contingent liabilities

As of 31 December 2005 and 30 June 2006, the Group had outstanding guarantees of CHF 18 024 million and CHF 17 856 million, respectively.

As of 30 June 2006, CHF 16 010 million (31 December 2005: CHF 16 681 million) were guarantees on all present and future obligations in respect of Sale & Repurchase Agreements or Global Master Securities Lending Agreements, with expiry dates up to 2036. CHF 1 846 million (31 December 2005: CHF 1 343 million) were guarantees issued to third parties in respect of obligations of a number of subsidiaries of the Group with varying expiry dates.

The Group enters into a number of guarantees, limited by the underlying business, with purchasers of former Group entities, regulators and others, with varying terms in the ordinary course of business.

11 September 2001

The Group directly underwrote approximately 25% of the excess coverage for the USD 3.5 billion in first party insurance obtained by the lessees of the World Trade Center.

After the destruction of the World Trade Center the Group initiated litigation against the lessees, its lenders and the Port Authority of New York and New Jersey in the United States District Court for the Southern District of New York to obtain a declaration of the Group's rights and obligations with respect to all parties in interest. The defendants filed counterclaims and joined other insurers in the lawsuit.

On 3 May 2004, a jury found that the Group had bound coverage on a policy form under which, according to a previous court decision, the insureds may recover from Swiss Re a maximum of Swiss Re's 25% share of the USD 3.5 billion policy limit. As a result, the Group's exposure for claims related to the attack on the World Trade Center remains consistent with the existing loss estimates. The court denied the defendants' post-verdict

motions seeking to set aside the verdict. The defendants then filed a notice of appeal, which was heard by the appellate court on 7 March 2006. A decision on the appeal is pending.

The insureds have also claimed entitlement to an immediate lump sum distribution of a full policy limit plus approximately USD 250 million in prejudgment interest. On 8 June 2005, the court denied the insureds' motion for summary judgment that sought an order requiring Swiss Re to pay its full policy limit plus prejudgment interest. Swiss Re then moved for an order dismissing these claims. Swiss Re's motion remains pending without a hearing date.

The Group also provided approximately 25% of the USD 1.5 billion excess coverage to the Port Authority of New York and New Jersey. The Port Authority is the lessor of the World Trade Center and owns additional property in and around the World Trade Center complex. The Port Authority's separate property damage claim was being adjusted in the ordinary course until March 2005 when representatives of the Port Authority indicated the Port Authority intended to pursue a "two occurrence" claim under its separate property insurance coverage. Swiss Re filed a declaratory judgment action against the Port Authority on 27 September 2005 seeking to limit its liability under the Port Authority coverage to a single policy limit. The litigation against the Port Authority is in the earliest stages. The Port Authority has moved to dismiss or stay the case pending final resolution of the Silverstein litigation. Swiss Re has opposed the Port Authority's motion. No hearing date has been scheduled.

On 9 June 2006, Swiss Re completed the acquisition of GE Insurance Solutions ("GEIS"). That transaction included the acquisition of GEIS affiliate Industrial Risk Insurers ("IRI"). IRI provided USD 237 million of the USD 3.5 billion WTC insurance programme (adding 7% to the Group's previous 25% share). On 6 December 2004, a jury returned a verdict in favour of the insureds and against nine insurers, including IRI, finding that certain parties to the WTC insurance coverage intended to treat the attack on the WTC as two occurrences. The insurers, including IRI, appealed to the US Court of Appeals for the Second Circuit. This appeal also was heard on 7 March 2006. A decision on the appeal is pending. The jury was not asked to decide the amount of the loss or IRI's proportionate share, as these issues are subject to a separate appraisal proceeding and the trial court's interpretation of various policy provisions relating to the calculation of the loss under the IRI policy. On 26 June 2006, the insureds filed new litigation in New York state court against seven WTC insurers, including IRI but not including Swiss Re, seeking a declaration that certain agreements concerning rebuilding among the stakeholders at the WTC site would not affect insurance rights. On 28 June 2006, IRI removed the action to federal court. The Group has recorded its best estimate of ultimate liability with respect to these matters and will update such estimate as the referenced litigations proceed and further information becomes known.

11. Information on business segments

The Group provides reinsurance and financial services throughout the world through three business segments. These business segments are determined by the organisational structure. The business segments in place as at 30 June 2006 are Property & Casualty, Life & Health and Financial Services, which includes the Credit Solutions, Capital Management and Advisory, and Asset Management business sectors. The Globals & Large Risks business sector (previously Risk Solutions) is included in the Property & Casualty business segment. The comparative business segment information is re-presented accordingly.

Following the change in the organisational structure, the Group has revised the allocation methodology for expenses. This has not led to significant changes in absolute expenses allocations and the comparatives have not been restated.

The main expenses excluded from the measurement of segments are goodwill amortisation, interest expenses, indirect taxes and income taxes. Certain headquarter expenses are excluded from the measurement of segments and are included in the "Other" column. These expenses mainly relate to Group governance activities.

Net investment income and realised investment gains are allocated to the business segments based on the net investment income and realised investment gains of the legal entities that are operated by these business segments. Where one entity is utilised by two or more business segments, the net investment income and realised investment gains are allocated to these business segments using technical reserves and other information as a key for the allocation. The Financial Services business segment provides investment management services to the other business segments, and includes the fees charged in net investment income. These fees are based on service contracts.

Financial Services provides structuring support for certain transactions, for example insurance-linked securities, issued on behalf of the business segments. The Financial Services business segment includes the fees charged in net investment income. The business segments provide origination services for certain transactions underwritten and accounted for within another business segment. The commissions are included in acquisition costs.

Previously, the Financial Services and Property & Casualty business segments presented certain income statement items in a different format to the Group. These items were reclassified to the Group income statement format in the reconciliation column. The current presentation of Financial Services and Property & Casualty has been aligned with the Group format and no longer requires a reconciliation column. The comparative business segment information is re-presented accordingly.

a) Business segment results

First half 2005 CHF millions	Property & Casualty	Life & Health	Financial Services	Other	Total
Revenues					
Premiums earned	7747	4998	430		13175
Net investment income	900	1575	24	18	2517
Net realised investment gains	230	254	5	32	521
Trading revenues	15		143		158
Fees, commissions and other revenues			105	12	117
Total revenues	8892	6827	707	62	16488
Expenses					
Claims and claim adjustment expenses; life and health benefits	–5593	–4654	–109		–10356
Acquisition costs	–1598	–964	–138		–2700
Amortisation of goodwill				–133	–133
Other operating costs and expenses	–445	–375	–228	–398	–1446
Total expenses	–7636	–5993	–475	–531	–14635
Operating income/loss	1256	834	232	–469	1853

First half 2006 CHF millions	Property & Casualty	Life & Health	Financial Services	Other	Total
Revenues					
Premiums earned	7827	5454	534		13815
Net investment income	1152	1582	65	37	2836
Net realised investment gains	353	60	10	–109	314
Trading revenues	2		199	–57	144
Fees, commissions and other revenues	27		109	7	143
Total revenues	**9361**	**7096**	**917**	**–122**	**17252**
Expenses					
Claims and claim adjustment expenses; life and health benefits	–5235	–4731	–233		–10199
Acquisition costs	–1678	–1091	–184		–2953
Amortisation of goodwill				–147	–147
Other operating costs and expenses	–551	–447	–340	–554	–1892
Total expenses	**–7464**	**–6269**	**–757**	**–701**	**–15191**
Operating income/loss	**1897**	**827**	**160**	**–823**	**2061**

b) Supplementary income statement information

Premiums, claims and claim adjustment expenses and acquisition costs are reported net of retrocession in the Group's income statement. Gross, retroceded and net amounts for these items were as follows:

First half 2005 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Premiums				
Premiums written, gross	10247	5761	771	16779
Premiums written, retro	–577	–758	–37	–1372
Premiums written, net	9670	5003	734	15407
Change in unearned premiums, gross	–2054	–11	–319	–2384
Change in unearned premiums, retro	131	6	15	152
Change in unearned premiums, net	–1923	–5	–304	–2232
Premiums earned	7747	4998	430	13175
Claims				
Claims paid, gross	–5389	–4042	–250	–9681
Claims paid, retro	281	552	5	838
Claims paid, net	–5108	–3490	–245	–8843
Claims and claim adjustment expenses; life and health benefits, gross	–578	–1403	141	–1840
Claims and claim adjustment expenses; life and health benefits, retro	93	239	–5	327
Claims and claim adjustment expenses; life and health benefits, net	–485	–1164	136	–1513
Change in equalisation reserves				0
Claims and claim adjustment expenses; life and health benefits	–5593	–4654	–109	–10356
Acquisition costs				
Acquisition costs, gross	–1651	–1120	–138	–2909
Acquisition costs, retro	53	156		209
Acquisition costs, net	–1598	–964	–138	–2700

First half 2006 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Premiums				
Premiums written, gross	9926	6329	797	17052
Premiums written, retro	–725	–913	–62	–1700
Premiums written, net	9201	5416	735	15352
Change in unearned premiums, gross	–1720	38	–225	–1907
Change in unearned premiums, retro	346		24	370
Change in unearned premiums, net	–1374	38	–201	–1537
Premiums earned	**7827**	**5454**	**534**	**13815**
Claims				
Claims paid, gross	–6423	–4651	–122	–11196
Claims paid, retro	541	813	3	1357
Claims paid, net	–5882	–3838	–119	–9839
Claims and claim adjustment expenses; life and health benefits, gross	935	–829	–104	2
Claims and claim adjustment expenses; life and health benefits, retro	–288	–64	–10	–362
Claims and claim adjustment expenses; life and health benefits, net	647	–893	–114	–360
Change in equalisation reserves				0
Claims and claim adjustment expenses; life and health benefits	**–5235**	**–4731**	**–233**	**–10199**
Acquisition costs				
Acquisition costs, gross	–1724	–1263	–186	–3173
Acquisition costs, retro	46	172	2	220
Acquisition costs, net	**–1678**	**–1091**	**–184**	**–2953**

c) Supplementary balance sheet information

Unpaid claims and claim adjustment expenses, liabilities for life and health policy benefits and unearned premiums are reported gross in the Group's balance sheet. Gross and retroceded amounts for these and other items were as follows:

31 December 2005 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Assets				
Reinsurance recoverable				
Reinsurance recoverable on paid and unpaid claims	2 276	1 506	259	4 041
Reinsurance recoverable on life and health policy benefits		8 058		8 058
Total	2 276	9 564	259	12 099
Deferred acquisition costs	1 231	3 989	158	5 378
Prepaid reinsurance premiums[1]	85		43	128
Deferred expense on retroactive reinsurance[1]	1 051			1 051
Liabilities				
Provisions for profit commissions[2]	966	566	4	1 536
Unpaid claims and claim adjustment expenses				
Unpaid claims and claim adjustment expenses	56 532	12 655	1 516	70 703
Equalisation reserves				569
Total				71 272
Life and health policy benefits		49 579		49 579
Unearned premiums	5 791	166	534	6 491

[1] These balances are included in other assets.
[2] These balances are included in reinsurance balances payable.

30 June 2006 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Assets				
Reinsurance recoverable				
Reinsurance recoverable on paid and unpaid claims	6688	2547	240	9475
Reinsurance recoverable on life and health policy benefits		8373		8373
Total	**6688**	**10920**	**240**	**17848**
Deferred acquisition costs	**1450**	**3827**	**189**	**5466**
Prepaid reinsurance premiums[1]	**1000**	**59**	**62**	**1121**
Deferred expense on retroactive reinsurance[1]	**956**			**956**
Liabilities				
Provisions for profit commissions[2]	**1012**	**623**	**5**	**1640**
Unpaid claims and claim adjustment expenses				
Unpaid claims and claim adjustment expenses	78461	14265	1411	94137
Equalisation reserves				1330
Total				**95467**
Life and health policy benefits		**52338**		**52338**
Unearned premiums	**9122**	**327**	**728**	**10177**

1 These balances are included in other assets.
2 These balances are included in reinsurance balances payable.

d) Property & Casualty business segment – by line of business (including Risk Solutions)

First half 2005 CHF millions	Property Traditional	Liability Traditional	Motor Traditional	Accident Traditional	Other lines Traditional	Total Traditional	Non-Traditional	Total
Revenues								
Premiums earned	2461	1992	972	271	1358	7054	693	7747
Expenses								
Claims and claim adjustment expenses	–1145	–2079	–748	–158	–836	–4966	–627	–5593
Acquisition costs	–477	–393	–179	–60	–324	–1433	–165	–1598
Other operating costs and expenses	–148	–107	–48	–17	–74	–394	–51	–445
Underwriting result	**691**	**–587**	**–3**	**36**	**124**	**261**	**–150**	**111**
Claims ratio in %	46.5	104.4	76.9	58.3	61.6	70.4		
Expense ratio in %	25.4	25.1	23.4	28.4	29.3	25.9		
Combined ratio in %	71.9	129.5	100.3	86.7	90.9	96.3		

First half 2006 CHF millions	Property Traditional	Liability Traditional	Motor Traditional	Accident Traditional	Other lines Traditional	Total Traditional	Non-Traditional	Total
Revenues								
Premiums earned	2737	2001	933	418	1347	7436	391	7827
Expenses								
Claims and claim adjustment expenses	–1639	–1469	–636	–344	–810	–4898	–337	–5235
Acquisition costs	–517	–423	–177	–92	–282	–1491	–187	–1678
Other operating costs and expenses	–185	–147	–61	–26	–110	–529	–22	–551
Underwriting result	**396**	**–38**	**59**	**–44**	**145**	**518**	**–155**	**363**
Claims ratio in %	59.9	73.4	68.2	82.3	60.1	65.9		
Expense ratio in %	25.6	28.5	25.5	28.2	29.1	27.1		
Combined ratio in %	85.5	101.9	93.7	110.5	89.2	93.0		

e) Life & Health business segment – by line of business

First half 2005 CHF millions	Traditional Life	Traditional Health	Total Traditional	Admin Re℠	Total
Revenues					
Premiums earned	3310	765	4075	923	4998
Net investment income	460	270	730	845	1575
Net realised investment gains	53	22	75	179	254
Total revenues	3823	1057	4880	1947	6827
Expenses					
Claims and claim adjustment expenses; life and health benefits	–2583	–699	–3282	–1372	–4654
Acquisition costs	–627	–215	–842	–122	–964
Other operating costs and expenses	–162	–40	–202	–173	–375
Total expenses	–3372	–954	–4326	–1667	–5993
Operating income	451	103	554	280	834
Operating result, excluding non-participating net realised investment gains[1]	398	81	479	149	628
Operating revenues[1]	3770	1035	4805	1816	6621
Management expense ratio in %	4.3	3.9	4.2	9.5	5.7
Return on operating revenues in %	10.6	7.8	10.0	8.2	9.5

First half 2006 CHF millions	Traditional Life	Traditional Health	Total Traditional	Admin Re℠	Total
Revenues					
Premiums earned	3747	861	4608	846	5454
Net investment income	483	286	769	813	1582
Net realised investment gains	95	–4	91	–31	60
Total revenues	**4325**	**1143**	**5468**	**1628**	**7096**
Expenses					
Claims and claim adjustment expenses; life and health benefits	–2836	–687	–3523	–1208	–4731
Acquisition costs	–806	–226	–1032	–59	–1091
Other operating costs and expenses	–213	–54	–267	–180	–447
Total expenses	**–3855**	**–967**	**–4822**	**–1447**	**–6269**
Operating income	**470**	**176**	**646**	**181**	**827**
Operating result, excluding non-participating net realised investment gains[1]	**375**	**180**	**555**	**219**	**774**
Operating revenues[1]	4230	1147	5377	1666	7043
Management expense ratio in %	5.0	4.7	5.0	10.8	6.3
Return on operating revenues in %	8.9	15.7	10.3	13.1	11.0

[1] Net realised investment gains in which policyholders directly participate of CHF 48 million and CHF 7 million for the half years ended 30 June 2005 and 2006, respectively, are included in operating revenues and in the operating result.

12. Variable interest entities

The Group holds a variable interest in an entity due to a modified coinsurance agreement, certain insurance-linked and credit-linked securitisations, private equity limited partnerships and other entities, which meet the definition of a variable interest entity (VIE).

The insurance-linked and credit-linked securitisations transfer pre-existing insurance or credit risk to the capital markets through the issuance of insurance-linked or credit-linked securities. In insurance-linked securitisations, the securitisation vehicle initially assumes the insurance risk through insurance contracts. In credit-linked securitisations, the securitisation vehicle initially assumes the credit risk through credit default swaps.

The securitisation vehicle generally retains the issuance proceeds as collateral. The variable interests arise through ownership of insurance-linked or credit-linked securities, or through protection provided for the value of the collateral held. The Group's maximum exposure to loss equals the higher of the carrying amount of the collateral protected or the carrying amount of the insurance-linked or credit-linked securities held. The collateral held usually consists of investment grade securities.

In other securitisations, the Group provides credit enhancement which is a variable interest in the securitisation vehicle.

The Group also invests in selected private equity limited partnerships to enhance the risk-adjusted overall investment result. The maximum exposure to loss relating to private equity limited partnerships is equal to the carrying amount of the Group's investment.

VIEs – primary beneficiary

As of 30 June 2006, the total assets of VIEs where the Group is the primary beneficiary amounted to CHF 6 587 million.

The consolidation of the VIEs results in a minority interest in the balance sheet of CHF 690 million mainly due to the modified coinsurance agreement. The minority interest is included in accrued expenses and other liabilities. The income statement impacts are generally included in the relevant segment with the underlying movement in income or expenses.

VIEs – significant variable interest

As of 30 June 2006, the total assets and estimated maximum exposure to loss in VIEs in which the Group holds a significant variable interest amounted to CHF 11 583 million and CHF 9 191 million, respectively.

The assets and liabilities arising from the Group's variable interest in these VIEs are accounted for under applicable existing guidance.

13. Restructuring provision

The Group has recognised restructuring provisions for the acquired activities of GE Insurance Solutions, which is part of the allocation of the purchase price, and for the existing activities of Swiss Re, which is a charge to earnings.

The Insurance Solutions provision includes real estate related expenses for planned adjustments to the properties owned or leased by the former Insurance Solutions and a provision for leaving benefits related to the Insurance Solutions business. The leaving benefits are based on management's current best estimate of the impacts of adjusting the Insurance Solutions business activities after the acquisition and will be updated as management develop and implement their plans.

The provision recognised for the existing Swiss Re activities is for leaving benefits associated with the realignment of the business after the acquistion. The leaving benefits are based on management's current best estimate of the impacts of adjusting the business activities after the acquisition and will be updated as management develop and implement their plans.

In the first half 2006, the Life & Health business segment utilised CHF 2 million for lease abandonment. The Financial Services business segment utilised CHF 7 million for severance, outplacement and other personnel related expenses.

First half 2006 CHF millions	Property & Casualty	Life & Health	Financial Services	Group	Total
Balance as of 1 January	2	15	41		58
Increase in provision				87	87
Effect of aquisition of Insurance Solutions				114	114
Costs incurred		–2	–7		–9
Effect of foreign currency translation		–1	–3		–4
Balance as of 30 June	**2**	**12**	**31**	**201**	**246**

Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- the impact of completed and future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction, including the ability to efficiently and effectively integrate the former GE Insurance Solutions operations into our own;
- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Important dates
1 March 2007
Annual results 2006

20 April 2007
143rd Annual General Meeting

7 August 2007
Interim results 2007

Contact addresses
Investor Relations
Susan Holliday
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Title:
Interim Report 2006

Original version in English

The Interim Report 2006 is also available
in German and French.

A PDF version of the Interim Report 2006
is available for download in English, German and
French at: www.swissre.com/interimreport

The Interim Report 2006 Shareholders' letter
is available in English, German and French.

Order no.: 1492019_06_en

CCHCC, 8/06, 13 000 en

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
8022 Zurich
Switzerland

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com